February 11, 2016
Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Novelis Inc.
Form 10-K for the Year Ended March 31, 2015
Filed May 12, 2015
Form 10-Q for the Period Ended September 30, 2015
Filed November 9, 2015
File No. 1-32312

Dear Mr. O’Brien:

This letter sets forth the responses of Novelis Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the Year Ended March 31, 2015, and the Form 10-Q for the Period Ended September 30, 2015. The Staff’s comments were provided to the Company in a letter dated January 28, 2016. For the convenience of the Staff, the text of the comments is reproduced in its entirety followed by our responses.

Form 10-K for the Year Ended March 31, 2015

General

Comment 1:
You disclose on pages 18, 74 and elsewhere that you market your products in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. For instance, on page 12 you identify BMW Group, Fiat Chrysler Automobiles, Daimler Group, Volkswagen Group, Honda Motor Company Ltd., LG International Corporation and Samsung Electronics Co., Ltd. as major customers. Publicly available information indicates that each of these companies sells products to Syria and/or Sudan. Please tell us whether these customers sell products incorporating your products or components into Syria or Sudan. You should describe any products, components, technology or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response 1:
Novelis is a producer of aluminum sheet and light gauge products for use in beverage can, automotive, consumer electronics and other end use markets. Novelis sells products to the Company’s customers, including the original equipment manufacturers noted in the Staff’s comment, directly and through distributors, and these sales are made consistent with U.S. export and sanctions requirements. Novelis does not provide products to Syria or Sudan. In addition, the Company confirms that, to its knowledge, Novelis has no contacts with Syria or Sudan, through customers, distributors, resellers, subsidiaries or any other direct or indirect arrangements. Novelis has no information or knowledge that the Company’s products are incorporated into products sent to Syria or Sudan.

Novelis conducts its business in compliance with U.S. export regulations. The Company maintains a global trade restrictions compliance policy that prohibits the sale of products to Syria and Sudan. In addition, the Company employs an automated screening system to ensure that Novelis does not sell products to unauthorized end users.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 74

Comment 2:
In regard to your arrangements in which you sell inventory to third parties and agree to repurchase the same or similar inventory back from the third parties over a future period, please address the following:

Comment 2a:
For each of the three years ended March 31, 2015, as well as the six months ended December 31, 2015, please tell us the gross amounts of net sales and costs of goods sold associated with the initial sales of these inventories as well as the net amount recorded through cost of goods sold (in US$, millions):

Response 2a:

	Gross Sales (recorded through Cost of Goods Sold)	Gross Cost of Goods Sold	Net amount recorded through Cost of Goods Sold
Nine months ended December 31, 2015	$113	$118	$(5)
Six months ended September 30, 2015	86	90	(4)
Year ended March 31, 2015	471	464	7
Year ended March 31, 2014	110	108	2
Year ended March 31, 2013	17	15	2

We periodically sell and repurchase metal inputs in the form of scrap aluminum, prime aluminum, and aluminum sheet ingot in transactions with third parties in an attempt to better manage inventory levels and to better match the timing of inventory purchases with the demand for our products. For arrangements in which we sell metal inputs and have a repurchase obligation, our accounting policy is to recognize the difference between the gross sales price of the inventory sold and the gross moving average carrying value of the inventory, on a net basis, through cost of goods sold in the consolidated statement of operations. The initial transactions are recorded net through cost of goods sold as the arrangements do not constitute the Company’s ongoing central operations and are not intended to fulfill our basic function of producing and distributing flat rolled aluminum products at prices that are sufficient to enable our Company to pay for the goods and services it uses and to provide a satisfactory return to our shareholder.

Comment 2b:    Please disclose how you account for the inventory when it is repurchased

Response 2b:	Pursuant to the Staff’s request, we will update the following disclosure to Footnote 1 in future Form 10-K filings:

On occasion, and in an attempt to better manage inventory levels, we sell inventory to third parties and have agreed to repurchase the same or similar inventory back from the third parties over a future period, based on market prices at the time of repurchase. For transactions in which the Company sells inventory and agrees to repurchase at a later date, we record the initial sale of the inventory on a net basis in our consolidated statement of operations through "Cost of goods sold (exclusive of depreciation and amortization)." Upon repurchase, the Company accounts for the inventory at the reacquisition price which becomes an input to our moving average inventory cost basis.

Comment 2c:
Please help us understand how you determined that you do not need to record a liability related to your outstanding repurchase obligations as of the end of the period. Please specifically address your considerations of ASC 470-40-25 in accounting for these arrangements.

Response 2c:
ASC 470-40 discusses arrangements 1) whereby a sponsor sells a product to another entity and, in a related transaction, agrees to repurchase the product (or a substantially identical product) or processed goods of which the product is a component and 2) transactions whereby another entity purchases a product on the sponsor's behalf and, in a related transaction, the sponsor agrees to purchase the product or processed goods of which the product is a component from the entity. During the periods specified in 2a, the Company had established an accounting policy based on the guidance in ASC 470-40 which determines whether these arrangements should be accounted for as product financing arrangements.

Under ASC 470-40-15-2, product financing arrangements have both of the following characteristics:

a.
The financing arrangement requires the sponsor to purchase the product, a substantially identical product, or processed goods of which the product is a component at specified prices. The specified prices are not subject to change except for fluctuations due to finance and holding costs. This characteristic of predetermined prices also is present if any of the following circumstances exist:

1.
The specified prices in the financing arrangement are in the form of resale price guarantees under which the sponsor agrees to make up any difference between the specified price and the resale price for products sold to third parties.

2.
The sponsor is not required to purchase the product but has an option to purchase the product, the economic effect of which compels the sponsor to purchase the product; for example, an option arrangement that provides for a significant penalty if the sponsor does not exercise the option to purchase.

3.	The sponsor is not required by the agreement to purchase the product but the other entity has an option whereby it can require the sponsor to purchase the product.

a.
The payments that the other entity will receive on the transaction are established by the financing arrangement, and the amounts to be paid by the sponsor will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the other entity in purchasing and holding the product (including interest). This characteristic ordinarily is not present in purchase commitments or contractor-subcontractor relationships.

We evaluate each transaction in accordance with our policy to determine whether there is an explicit obligation or compulsion to repurchase the inventory in the future at specified prices which:

1.	Are not subject to change except for fluctuations due to finance and holding costs,

2.
Ensure that the counterparty will recover a specified price via resale price guarantees, economic penalties for not repurchasing at pre-determined pricing, make whole provisions or similar features, or

3.	Otherwise cover substantially all fluctuations in costs incurred by the counterparty to our arrangements in purchasing and holding the product (including interest).

Our transactions to sell and repurchase metal inputs are not based on specified or predetermined pricing, but instead the substantial majority of the repurchase price is unspecified. The repurchase price is based on standard industry pricing conventions using market rates for the base aluminum component of the inventory determined at or near the repurchase date. For example, the pricing convention for our metal input repurchase transactions are based predominantly on the per metric tonne London Metals Exchange (LME) quoted base aluminum price which is unpredictable and price fluctuations can be substantial within a very short timeframe. Since the predominant component in the repurchase price is market based, we do not believe these transactions cause us to cover substantially all fluctuations in costs incurred by the counterparty to our repurchase transaction in purchasing and holding the product (including interest).

During the periods presented in item 2a, the weighted-average period between the date of sale and repurchase was 80 days and each individual transaction was at a minimum 30 days. Based on the volatility of base aluminum prices on the LME, the minimum 30 days from the sale date to the repurchase date ensures the counterparty, and not the Company, is subject to significant risks, rewards, and benefits during the counterparty’s ownership period.

Along with transferring market price risks and rewards of ownership to the counterparty for a minimum of 30 days, other risks and rewards also transfer to the counterparty including:

1.	Title transfer; and

2.	The ability of the counterparty to sell the inventory or obtain other benefits related to inventory ownership.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 760-6425 with any questions concerning our responses to the Staff’s comments.

Sincerely,

/s/ Steven E. Pohl

Vice President and
Interim Chief Financial Officer

cc:    Ms. Nudrat Salik, Securities and Exchange Commission
Ms. Stephanie Rauls, Novelis Inc.
Mr. Leslie J. Parrette, Novelis Inc.
Mr. Donald Stewart, Audit Committee Chairman, Novelis Inc.
Mr. Keith M. Townsend, Partner, King & Spalding LLP
Mr. Ronald M. Cofield, Partner, PricewaterhouseCoopers LLP